Profile Video
- Watch Your Dreams Come to Life showing our logo
- Our Goal: Community – Describes our goal to support local food business
- We have what you need to start, operate, and grow your business
- Our Mission: To Empower by providing entrepreneurs the savvy to succeed
- Our Vision: Collaborate – collective knowledge, talent, and resources used to elevate local culinary landscape
- Statistic about Ghost Kitchens sales in US will rise by 25% each year for next 5 years